UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
March 31, 2021
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-21829	                                  October 31,
2018

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE     X       DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

BBH Trust
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4. Address of principal executive office (number, street,
city, state, zip code):

140 Broadway, New York, NY 10005
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INDEPENDENT ACCOUNTANTS' REPORT

To the Trustees of the BBH Trust:

We have examined management's assertion included in the accompanying Management's Assertion Regarding BBH Trust's Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that BBH Trust comprised of BBH Partner Fund - International Equity, BBH Core Select, BBH Global Core Select, BBH U.S. Government Money Market Fund, BBH Limited Duration Fund, BBH Intermediate Municipal Bond Fund, and BBH Income Fund (collectively, the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "specified requirements") as of October 31, 2018, with respect to securities reflected in the investment account of the Funds. The Funds' management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Funds' compliance with the specified requirements based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of October 31, 2018, and with respect to agreement of security purchases and sales for the period from April 30, 2018 (date of our last examination for BBH Partner Fund - International Equity, BBH Core Select, BBH Global Core Select, BBH Limited Duration Fund, BBH U.S. Government Money Market Fund and BBH Intermediate Municipal Bond Fund) through October 31, 2018 and for the period from October 15, 2018 (date of our last examination for BBH Income Fund) through October 31, 2018:

1.	Count and inspection of all securities located in the
vault, as applicable, of Brown Brothers Harriman & Co. (the
"Custodian") in New York, NY without prior notice of management;

2.	Confirmation of all securities held by institutions in
book entry form by The Depository Trust Company, Bank of New
York Mellon, by various sub-custodians and by various agent banks;

3.	Reconciliation of all such securities to the books and
records of the Funds' and the Custodian;

4.	Confirmation of all repurchase agreements with
brokers/banks and agreement of underlying collateral with the banks and Custodian's records;

5.	Confirmation of all securities pledged as collateral for
futures contracts with brokers; and

6.	Agreement of 9 security purchases and 9 security sales or
maturities since our last examination from the books and records of the Funds to broker confirmations or alternative procedures.

Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2018, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than these specified parties.
DELOITTE & TOUCHE LLP

Boston, Massachusetts
January 16, 2018


January 16, 2019
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

Management's Assertion Regarding BBH Trust's Compliance with
Rule 17f-2 Under the Investment Company Act of 1940

We, as members of management of BBH Trust comprised of BBH Partner Fund - International Equity, BBH Core Select, BBH Global Core Select, BBH Limited Duration Fund, BBH U.S. Government Money Market Fund, BBH Intermediate Municipal Bond Fund, and BBH Income Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2018, and for the period from April 30, 2018 (date of our last examination for BBH Partner Fund - International Equity, BBH Core Select, BBH Global Core Select, BBH Limited Duration Fund, BBH U.S. Government Money Market Fund and BBH Intermediate Municipal Bond Fund) through October 31, 2018 and for the period from October 15, 2018 (date of our last examination for BBH Income
Fund) through October 31, 2018

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October
31, 2018, with respect to securities reflected in the investment accounts of the Funds.





ON BEHALF OF:
BBH Trust

___________________________________
Charles Schreiber
Treasurer and Principal
Financial Officer
BBH Trust


Jean-Pierre Paquin
President and Principal
Executive Officer
BBH Trust



January 16, 2019
Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

We are providing this letter in connection with your examination of our assertion that the BBH Partner Fund - International Equity, BBH Core Select, BBH Global Core Select, BBH Limited Duration Fund, BBH U.S. Government Money Market Fund, BBH Intermediate Municipal Bond Fund, and BBH Income Fund (collectively, the "Funds"), each a series of the BBH Trust (the "Trust") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "specified requirements") as of October 31, 2018, with respect to securities in the investment account of the Fund for the purpose of expressing an opinion as to whether our assertion is fairly stated, in all material respects.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement as it relates to the assertion.

We confirm, to the best of our knowledge and belief, the
following representations made to you during your examination engagement relating to compliance with specified requirements:
1.	We are responsible for the following:
a.	Ensuring that the Funds are in compliance with the
requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2018, and
from April 30, 2018 (for the BBH Partner Fund - International
Equity, BBH Core Select, BBH Global Core Select, BBH Limited
Duration Fund, BBH U.S. Government Money Market Fund, BBH
Intermediate Municipal Bond Fund) or October 15, 2018 (for the
BBH Income Fund) through October 15, 2018, with respect to
securities in the investment account of the Funds.
b.	Determining that the criteria established by Rule 17f-2 of
the Investment Company Act of 1940 are appropriate for our
purposes.
c.	Establishing and maintaining effective internal control
over compliance with specified requirements.
2.	All relevant matters are reflected in the measurement or
evaluation of management's assertion.
3.	We have performed an evaluation of the Funds' compliance with specified requirements as of October 31, 2018, and concluded that the Funds are in compliance with the specified
requirements.
4.	The Trust and or the Funds have provided to you all relevant information and access as agreed in the terms of the
examination of compliance with specified requirements
engagement letter.
5.	The Trust and or the Funds have made available to you all
records and related data in connection with the examination of compliance with specified requirements.
6.	All known matters contradicting management's assertion and any communication from regulatory agencies, including the U.S.
Securities and Exchange Commission or others affecting
management's assertion, have been disclosed to you, including communications received between October 31, 2018, and the date of your report.
7.	There are no transactions that have not been properly recorded and reflected as it relates to the securities in the
investment account of the Funds.
8.	We have disclosed to you all deficiencies in internal control relevant to the compliance with specified requirements of
which we are aware.
9.	We have no knowledge of any actual, suspected, or alleged
fraud that would affect the Funds or the Trust or the
compliance with specified requirements as of October 31, 2018.
10.	We have disclosed to you any allegations of fraud or
suspected fraud affecting the Trust or the Funds received in communications from employees, former employees, regulators, brokers, pledgees, transfer agents, or others that could have a material effect on compliance with the specified
requirements.
11.	We have no knowledge of any actual, suspected, or alleged
noncompliance with laws or regulations, including Rule 17f-2 of the Investment Company Act of 1940, that would affect the
Funds or the compliance with specified requirements as of
October 31, 2018.
12.	We have disclosed to you all known noncompliance with
specified requirements.
13.	The Fund has complied with all aspects of contractual
agreements that may affect the Funds or the compliance with
specified requirements as of October 31, 2018.
14.	We have disclosed to you all known events subsequent to
October 31, 2018, that would have a material effect on our
assertion.
15.	We have disclosed any known noncompliance with specified
requirements occurring subsequent to October 31, 2018.
16.	There were no securities hypothecated, pledged, placed in
escrow, or out for transfer with brokers, pledgees, or
transfer agents, except securities pledged as collateral for futures contracts as disclosed to you.
17.	There was one security, Carlyle Investment Management LLC
located in the vault of Brown Brothers Harriman & Co. as of
October 31, 2018
18.	Your report is intended solely for the information and use
of the specified parties, and is not intended to be, and will not be, used by anyone other than the specified parties.


ON BEHALF OF:
BBH Trust


Charles Schreiber
Treasurer and Principal Financial
Officer
BBH Trust


Jean-Pierre Paquin
President and Principal Executive
Officer
BBH Trust